National Grid Scheme of Arrangement Becomes Effective

National Grid Group plc ("National Grid") announces that, as anticipated, the scheme of arrangement (the "Scheme") between National Grid and its shareholders became effective this morning. Accordingly, New National Grid plc ("New National Grid") has become the new holding company of the National Grid Group.

Following the Scheme becoming effective, New National Grid has been renamed National Grid Group plc and National Grid has changed its name to National Grid Holdings One plc. For the purposes of this announcement, the previous names of the relevant companies have been used but all subsequent announcements will use their new names.

In accordance with the Scheme, existing shares in National Grid were cancelled and shareholders on the register at 5:30 p.m. on Wednesday, 30 January 2002 ("Scheme Shareholders") received one New National Grid share for each National Grid share held at that time. Existing National Grid American Depositary Shares ("ADS") automatically represent New National Grid ADSs. Accordingly, holders of National Grid ADSs on the register at 4:00 p.m. (New York time) on Wednesday, 30 January 2002 will from today hold one New National Grid ADSs for each National Grid ADS held as at that time.

National Grid has applied to the UK Listing Authority for the shares of National Grid to be delisted from the Official List of the UK Listing Authority with immediate effect. Dealings in the New National Grid shares issued pursuant to the Scheme are expected to commence on the London Stock Exchange under the name of National Grid Group plc and the symbol NGG at 8:00 a.m. today. Dealings in New National Grid ADSs arising from the Scheme are expected to commence on the New York Stock Exchange ("NYSE") under the name of National Grid Group plc and the symbol NGG at 9.30 a.m. (New York time) today.

The CREST accounts of Scheme Shareholders holding National Grid shares in uncertificated form are expected to be credited today. Definitive share certificates for the New National Grid shares will be despatched to Scheme Shareholders holding shares in certificated form on or before 14 February 2002.

New National Grid shares issued pursuant to the acquisition of Niagara Mohawk Holdings, Inc. ("Niagara Mohawk") are expected to be admitted to listing under the name of National Grid Group plc and the symbol NGG at 8:00 a.m. on 1 February 2002. Dealings in the New National Grid ADSs issued pursuant to the acquisition of Niagara Mohawk are expected to commence on the NYSE under the name of National Grid Group plc and the symbol NGG at 9:30 a.m. (New York time) on 1 February 2002.


Forward-Looking Statements

This statement contains certain statements that are neither reported financial results nor other historic information. These statements are forward looking statements within the meaning of the safe-harbour provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as the completion of the acquisition of Niagara Mohawk, future market conditions and responses by competitors to deregulation, new regulatory or legislative requirements, the future actions or decisions of federal or state governmental regulators, the timing and extent of changes in supply and demand of, and prices of, gas and electricity and other risk factors detailed in National Grid's reports filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

ENQUIRIES:

National Grid:

Investors
Marcy Reed                   +44 (0)20 7312 5779           +44 (0)7768 490807(m)
Terry McCormick              +44 (0)20 7312 5785           +44 (0)7768 045139(m)
Louise Clamp                 +44 (0)20 7312 5783           +44 (0)7768 555641(m)


Media
Susan Stevens                +44 (0)20 7312 5740           +44 (0)7769 671560(m)
Clive Hawkins                +44 (0)20 7312 5757           +44 (0)7836 357173(m)

Citigate Dewe Rogerson:      +44 (0)20 7638 9571
Anthony Carlisle             +44 (0)7973 611888(m)